Exhibit 99.1

Galmed Pharmaceuticals Unfolds the Development of AramcholTM
Non-Invasive Companion Diagnostic Program

TEL AVIV, Israel, July 8, 2015 – Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed”), a clinical-stage biopharmaceutical company focused on the development and commercialization of a once-daily, oral therapy for the treatment of liver diseases, announced today that it has entered into a Research, Option and License Agreement (“License Agreement”) and a Share Purchase Agreement with One Way Liver Genomics S.L. (“OWL”), for the development of a non-invasive, blood-based companion diagnostic tool. Under the License Agreement, Galmed and OWL will work together during Galmed’s Phase IIb ARREST Study to develop a non-invasive blood test including metabolic markers that could potentially predict therapeutic responses to AramcholTM, Galmed’s once-daily, oral therapy for the treatment of Non-Alcoholic Steato-Hepatitis, or NASH.

The development of this proprietary non-invasive companion diagnostic for AramcholTM serves a dual purpose:

●	Commercializing a companion diagnostic for AramcholTM that could replace liver biopsy in testing the ongoing efficacy of treatment, which may enhance AramcholTM market penetration,
●	Improving NASH patient selection for AramcholTM, including for Galmed’s potential future Phase III study.

Under the terms of the License Agreement, OWL will develop a proprietary companion diagnostic exclusive for AramcholTM, which will be co-funded by Galmed up to €437,000 over the course of the ARREST Study and paid based on reaching development milestones. Upon commercialization, OWL may earn 10% royalties on annual net sales of the companion diagnostic product.

Separately, under the terms of the Share Purchase Agreement, OWL stands to earn two milestone payments during the ARREST Study: The first payment of €75,000 will be paid upon the successful completion of the ARREST Study’s interim results expected during the first half of 2016; the second milestone payment of €100,000 will be paid upon the successful completion of the ARREST Study. Through these two milestone payments, totaling €175,000, Galmed shall receive shares of OWL based on its most recent valuation. Finally, OWL has granted Galmed an option to purchase additional shares up to 19.9% of OWL.

Building on several years of collaboration between Galmed and OWL, today’s announcement further positions the companies as front-runners in the treatment and diagnosis of NASH, and other liver diseases.

“In order to diagnose and treat the vast number of NASH patients, it’s imperative that Galmed takes a comprehensive approach. It’s critical that the medical and scientific community collaborate to find validated, non-invasive diagnostic tools. It’s clear that today’s standard of care for the diagnosis of NASH – an invasive liver biopsy – will become obsolete over the coming years and will not serve as a suitable follow-up tool to determine the success of treatment. Galmed is endeavoring to assume a leadership role in both the treatment and diagnosis of NASH,” stated Allen Baharaff, Galmed’s President and Chief Executive Officer. Mr. Baharaff continued, “The collaboration with OWL, one of the world’s leading metabolomics companies, is an important milestone in our strategic development plan.”

“Our team of liver research professionals are proud to be involved in the exciting and innovative clinical development of AramcholTM. OWL recognizes the unique synergies that will be created with Galmed in the development of AramcholTM. The studies that we will perform during the ARREST Study, will allow us to obtain a more advanced OWLiver® product, our non-invasive test to diagnose NASH and identify surrogate markers linked to AramcholTM response in patients suffering from NASH. We believe that regulatory agencies will recognize the benefits of non-invasive approaches for the diagnosis of NASH,” commented Pablo Ortiz, MD, PhD, OWL’s Chief Executive Officer.

Mr. Baharaff and Dr. Ortiz concluded, “Today’s partnership, which is the first step in the identification of biomarkers capable of predicting an individual’s response to AramcholTM is critical to the development of personalized strategies that will optimize therapeutic outcomes.”

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development and commercialization of a novel, once-daily, oral therapy for the treatment of liver diseases utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, AramcholTM, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need.

About One Way Liver Genomics S.L.

OWL is a privately-held biotech company based in Derio, Spain committed to the research and development of pioneering diagnostic assays for liver conditions and other complex human diseases through metabolomics. It is currently highly focused on global commercialization of OWLiver®, a non-invasive blood-based diagnostic test of NASH and in the identification of potential metabolic markers of the different histopathological changes occurring in the evolution of NAFLD, collaborating with hospitals, liver research centers, biotechnology groups and the pharmaceutical industry. Further information about OWL may be found at http://www.owlmetabolomics.com.

Cautionary Note on Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading “Risk Factors” included in Galmed’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Josh Blacher, CFO

Galmed Pharmaceuticals Ltd.

josh@galmedpharma.com

+1-646-780-7605